Exhibit 99.1

Yamana Gold Inc.

For the Second Quarter Ended June 30, 2008

Management’s Discussion and Analysis of Operations and Financial Condition

(US Dollars unless otherwise specified, in accordance with Canadian GAAP)

A cautionary note regarding forward-looking statements and non-GAAP measures (see Section 4) follows this Management’s Discussion and Analysis of Operations and Financial Condition.

1.                                      HIGHLIGHTS

Financial

Second Quarter

•                  Mine operating earnings of $174.9 million, an increase of approximately 64% over the comparative quarter ended June 30.

•                  Adjusted Earnings of $102.7 million or $0.15 per share.

•                  Net earnings of $42.1 million.

•                  Cash flow from operations of $176.5 million for the quarter before changes in non-cash working capital items and $149.7 million after changes in non-cash working capital items.

•                  Additional currency hedge fixing an exchange rate of 1.965 Brazilian Real to the US Dollar compared favourably to the expected exchange rate of 1.90 Real to the US Dollar, covering 85% of the costs at São Francisco for the balance of 2008 and 60% thereafter through April, 2011.

•                  Cash and short-term investments of $238.4 million as at June 30, 2008.

Six Months

•                  Mine operating earnings of $370.2 million, an increase of approximately 102% over the comparative six month period ended June 30, 2007.

•                  Adjusted earnings of $237.4 million or $0.35 per share.

•                  Net earnings of $105.2 million.

•                  Cash flow from operations of $333.7 million for the six month period before changes in non-cash working capital items and $169.7 million after changes in non-cash working capital items.

•                  Sales of $693.0 million, an increase of 111% over the comparative six month period ended June 30, 2007.

Operational

Second Quarter

•                  Total production of 257,498 gold equivalent ounces (“GEO”) for the quarter ended June 30, 2008, an increase of 122% over the comparative quarter ended June 30, 2007.

•                  Average cash costs of $(140) per GEO after by-product credits.

•                  Copper production of 44.8 million pounds consisting of 36.6 million pounds from Chapada and 8.2 million pounds from Alumbrera (12.5% interest).

•                  Copper contained in concentrate sales of 35.2 million pounds.

Six Months

•                  Total production of 492,718 GEO for the six month period ended June 30, 2008, an increase of 108% over the comparative six month period ended June 30, 2007.

•                  Average cash costs of $(133) per GEO after by-product credits.

•                  Copper production of 85.7 million pounds consisting of 67.6 million pounds from Chapada and 18.1 million pounds from Alumbrera (12.5% interest).

•                  Copper contained in concentrate sales of 68.4 million pounds.

Development and Exploration

•                  Drilling at Gualcamayo in the second quarter shows significant results supporting the potential for expanding the size of QDD Lower West deposit.

•                  Exploration results received at El Peñón continue to support Yamana’s view that El Peñón will be able to achieve an increased sustainable annual rate of production of 500,000 GEO per year by the end of 2008.

•                  Construction continued at Gualcamayo with production expected to commence by end of year.

•                  Exploration efforts at Mercedes and Pilar de Goias continued.

•                  Continued expansion at Jacobina. Plant capacity achieved planned 6,500 tpd with ore processing at a consistent level exceeding 5,000 tpd.

•                  First resource estimate for La Pepa showed encouraging results, and updates to Jeronimo and Amancaya completed.

•                  Increased total resources by approximately 4 million GEO year-to-date with a target increase of 7 million GEO by the end of 2008.

2.                                      STRATEGIC PLAN AND OUTLOOK

The Company’s strategic plan is focused on organic growth initially targeting production of 1.1 to 1.2 million GEO for the current year. The Company is progressing towards sustainable production levels of 1.95 to 2.5 million GEO in 2012 based on existing reserves and resources.  The Company has a strategic objective of 2.2 million GEO of production in 2012 based on existing reserves and resources and proposed increases at projects now being evaluated.  Assuming all projects are developed as planned and on schedule, the production is expected to increase towards the higher end of the range.  Production at these levels will be driven from enhancements, expansions, improvements and development of existing assets. Exploration successes from the Company’s robust exploration portfolio are expected to support and supplement these levels. As the Company develops its projects, increases its reserves and resources and continues with feasibility work, the Company will upgrade its strategic plan into a more formalized mine plan for each project under evaluation.

The Company owns seven producing mines, two of which are undergoing expansion, five development stage projects and an extensive exploration portfolio in the Americas. The Company’s mining approach is to target low cost production, both before and particularly after by-product credits. Assuming positive feasibility studies for its advanced exploration stage projects, the Company expects capital investments over the next three years to be approximately $1.3 billion.  Capital investments will depend on the rate at which the Company can ramp-up its projects and the investment may increase and decrease accordingly.

3.                                      OVERVIEW OF FINANCIAL RESULTS

The following table presents a summarized Statement of Operations for the three and six months ended June 30, 2008 with comparatives for the three and six months ended June 30, 2007:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
(in thousands of dollars)	2008	2007	2008	2007

Revenues	$336,938	$183,667	$692,998	$328,800
Cost of sales	(109,921)	(62,781)	(219,886)	(120,955)
Depreciation, amortization and depletion	(50,721)	(13,850)	(100,351)	(24,104)
Accretion of asset retirement obligations	(1,354)	(377)	(2,571)	(707)

Mine operating earnings	174,942	106,659	370,190	183,034

Expenses
General and administrative and other expenses	(23,287)	(10,788)	(39,630)	(19,470)
Other losses	(3,042)	(4,440)	(11,086)	(12,286)

Operating earnings	148,613	91,431	319,474	151,278

Foreign exchange loss	(40,522)	(5,275)	(42,372)	(6,693)
Realized loss on commodity derivatives	(25,855)	—	(42,766)	—
Unrealized gain (loss) on commodity derivatives	869	(19,931)	(102,479)	(28,700
Other business and interest income (net)	(11,461)	444	(21,595)	(1,009)

Earnings before income taxes and equity earnings	71,644	66,669	110,262	114,876

Income tax provision	(38,828)	(13,908)	(35,573)	(34,690)
Equity earnings from Minera Alumbrera	9,273	—	30,519	—

Net earnings	$42,089	$52,761	$105,208	$80,186

Earnings Adjustments:
Stock-based compensation	2,648	137	2,648	561

Foreign exchange loss	40,522	5,275	42,372	6,693
Unrealized (gain) loss on derivatives	(869)	19,931	102,479	28,700
Loss on impairment of Fazenda Nova and sill pillar failure expenses	—	4,440	—	12,286
Future income tax expense on foreign currency translation of inter corporate debt	18,918	2,680	20,424	7,863

Adjusted Earnings before income tax effects	103,308	85,224	273,131	136,289

Income tax effect of adjustments on earnings	(606)	(8,795)	(35,764)	(10,986)

Adjusted Earnings	$102,702	$76,429	$237,367	$125,303

Adjusted earnings per share	$0.15	$0.22	$0.35	$0.35

Mine operating earnings were $174.9 million and $370.2 million for the three and six months ended June 30, 2008.  This is an increase of 64% and 102% from mine operating earnings of $106.7 million and $183.0 million for the comparative three and six months ended June 30, 2007.

The following summarizes mine operating earnings by mine:

Six months ended
(in thousands of dollars)	June 30, 2008
Chapada	$239,009
El Peñón	75,543
São Francisco	8,394
Jacobina	18,216
San Andrés	3,198
Fazenda Brasileiro	18,275
Minera Florida	11,773
$374,408
Non managed mine - Rossi (40% interest)	(4,218)
Total	$370,190

The increase in mine operating earnings relative to the comparative 2007 period is due to an increase in metal prices and an increase in production levels.  Average spot prices for gold and copper increased by 34% and 8.5% from the comparative 2007 quarter, respectively. Additionally, the Company’s gold and copper production increased by 122% and 16%, respectively from the comparative quarter ended June 30, 2007.  Production for the second quarter included production from mines acquired through the Meridian Gold acquisition (El Peñón, Minera Florida and Rossi 40% interest) in October 2007. Mine operating earnings for the second quarter relative to the first quarter were down due to negative metal price adjustments of $15 million on concentrate receivables settled during the quarter.

Adjusted earnings were $102.7 million for the quarter.  This compares to $76.4 million for the comparative 2007 second quarter.  On a per share basis adjusted earnings were $0.15 per share.  This compares to $0.22 per share for the 2007 second quarter.  In connection with a corporate acquisition there was a 93% increase in the number of shares outstanding which had the effect of reducing earnings per share.  For the first six months of 2008, Adjusted Earnings were $237.4 million compared with $125.3 million for the same period of 2007, and Adjusted Earnings per share were $0.35 for the six months in 2008, unchanged from last year.  As the development and exploration at the former Meridian and Northern Orion projects and mines continue their contribution will outweigh the impact of shares issued.

Adjusted Earnings exclude unrealized losses or gains on derivatives.  The Company calculates unrealized loss or gain on future copper delivery obligations based on the forward price for copper relating to the delivery period.  The unrealized gains or losses represents an accounting loss or gain and may never be realized.  Adjusted Earnings shown above reflect only the realized losses (or gains) on copper derivatives for the period.  This treatment reflects the economic impact of copper hedges as if hedge accounting were available.  While the Company’s copper hedges are an effective economic hedge, accounting rules do not accommodate hedge accounting where a concentrate is produced in which copper is not the only metal.  Under hedge accounting, unrealized gains and losses would not impact the statement of operations until the designated copper is delivered in future quarters and revenues would be based on the hedged price.

Net earnings for the quarter were $42.1 million compared with net earnings of $52.8 million for the quarter ended June 30, 2007.  Net earnings were $105.2 million for the first six months of 2008 compared with $80.2 million for the same period of 2007.

Revenues for the quarter were $336.9 million, an increase of 83% over the comparative quarter ended June 30, 2007.  Revenues for the six months ended June 30, 2008 were $693 million compared to $328.8 million for the comparative six months in 2007.

Gross revenues for the quarter were comprised of $222.1 million from the sale of 248,178 GEO and $134.1 million from the sale of 35.2 million pounds of copper.

The Company is impacted on a quarterly basis by provisional accounting as final pricing for concentrate sales is calculated two or three months after shipment. This causes a delay in the impact of price movements for copper and gold sold in concentrate to the following quarter.  This impact from the provisional accounting on unsettled invoices may create variability quarter to quarter, however is normalized over the course of a longer period.  For the second quarter, the Company recorded a negative mark-to-market adjustment of $18.3 million comprised of a positive adjustment of $6.1 million on unsettled concentrate invoices as at June 30, 2008 less a negative adjustment of $24.4 million on the reversal of mark-to-market gains on invoices settled during the quarter.  Treatment and refining costs for the quarter were $7 million.  Other provisional pricing adjustments net of taxes for the quarter were $6.0 million.

The Company’s average net realized gold price during the quarter was $893 per ounce, an increase of 35.3% from an average net realized price of $660 per ounce during the comparative quarter ended June 30, 2007. This compares to an average spot price for the quarter of $896 per ounce.

The average realized price from Chapada was $3.81 per pound of copper for the quarter, consistent with the average spot price of $3.84 per pound of copper.

Cost of sales for the three and six month periods ended June 30, 2008 were $109.9 million and $219.9 million, respectively.  Amortization and depletion for the three and six month periods ended June 30, 2008 was $50.7 million and $100.4 million, respectively.

The table below presents selected quarterly financial and operating data:

(Unaudited)	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007

Financial results (in thousands of dollars)
Revenues (i)	$336,938	$356,060	$218,598	$199,693
Mine operating earnings	$174,942	$195,248	$76,610	$124,936
Net earnings for the period	$42,089	$63,119	$47,109	$29,950
Adjusted net earnings (iii)	$102,702	$134,665	$35,221	$71,461
Cash flow from operating activities (after changes in non-cash working capital items)	$149,701	$3,041	$145,808	$55,354
Cash flow from operating activities (before changes in non-cash working capital items) (iii)	$176,457	$140,000	$28,033	$104,978
Cash flow to investing activities	$(169,006)	$(118,664)	$(535,865)	$(75,549)
Cash flow from (to) financing activities	$47,662	$44,060	$601,434	$(1,273)

Per share financial results
Basic earnings per share	$0.06	$0.09	$0.08	$0.08
Diluted earnings per share	$0.06	$0.09	$0.08	$0.08
Adjusted Earnings per share (iii)	$0.15	$0.20	$0.06	$0.20

Financial Position (in thousands of dollars)
Cash and cash equivalents	$238,377	$213,916	$284,894	$66,944
Total assets	$10,151,232	$9,929,098	$9,895,924	$2,516,995
Total long-term liabilities excluding long-term future income tax liabilities	$831,666	$841,749	$773,272	$105,576
Long term portion of future income tax liabilities	$2,757,208	$2,657,641	$2,696,387	$384,009

Production
Commercial GEO produced	257,498	235,220	229,488	131,366
Total GEO produced excluding 12.5% equity interest in Alumbrera	243,875	218,167	209,092	131,366

Cash costs per GEO produced (ii)	$(140)	$(125)	$(9)	$(339)
Co-product cash costs per GEO produced (ii)	$276	$376	$350	$322
Chapada copper contained in concentrate production (millions of lbs)	36.6	31.0	30.5	33.5
Chapada co-product cash costs per lb of copper (ii)	$0.98	$1.02	$0.78	$0.71

Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs)	8.2	9.9	11.4	—
Alumbrera co-product cash costs per lb of copper (ii)	$2.44	$1.86	$1.42	$—

Chapada concentrate production (tonnes)	63,702	53,134	51,977	54,628
Alumbrera (12.5% interest) attributable concentrate production (tonnes)	15,337	18,203	20,254	—

Sales
Gold sales (without Alumbrera) (ounces)	193,150	187,200	161,753	128,056
Gold equivalent sales (without Alumbrera) (ounces)	248,178	232,002	194,505	128,056
Gold equivalent sales (with Alumbrera) (ounces)	262,864	245,953	219,058	128,056
Alumbrera attributable gold sales (ounces)	14,686	13,951	24,553	—

Chapada payable copper contained in concentrate sales (millions of lbs)	35.2	33.2	28.4	33.0
Chapada concentrate sales (tonnes)	62,189	58,786	48,677	55,773

Alumbrera (12.5% interest payable) attributable copper contained in concentrate sales (millions of lbs)	9.1	7.8	13.0	—
Alumbrera (12.5% interest) attributable concentrate sales (tonnes)	17,777	14,623	24,790	—

Silver sales (millions of ounces)	2.9	2.4	—	—

Average realized gold price per ounce (i)	$893	$937	$795	$686
Chapada average realized copper price per lb (excluding derivative contracts)	$3.81	$3.64	$3.19	$3.54
Average realized silver price per ounce (i)	$17.20	$17.83	$—	$—

(Unaudited)	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006

Financial results (in thousands of dollars)
Revenues (i)	$183,667	$145,133	$59,951	$50,299
Mine operating earnings	$106,659	$76,375	$8,904	$9,492
Net earnings for the period	$52,761	$27,426	$6,141	$(12,085)
Adjusted net earnings (iii)	$76,429	$47,280	$504	$4,690
Cash flow from operating activities (after changes in non-cash working capital items)	$78,851	$13,861	$3,901	$(22,319)
Cash flow from operating activities (before changes in non-cash working capital items) (iii)	$90,905	$68,928	$2,655	$14,603
Cash flow from investing activities	$(61,375)	$(29,803)	$(10,785)	$(50,663)
Cash flow from financing activities	$(1,542)	$15,725	$3,452	$1,368

Per share financial results
Basic earnings per share	$0.15	$0.08	$0.02	$(0.04)
Diluted earnings per share	$0.14	$0.07	$0.02	$(0.04)
Adjusted Earnings per share (iii)	$0.22	$0.13	$-	$0.02

Financial Position (in thousands of dollars)
Cash and cash equivalents	$88,956	$69,808	$69,680	$70,733
Total assets	$2,407,179	$2,267,075	$2,181,192	$1,433,890
Total long-term liabilities excluding long-term future income tax liabilities	$41,105	$38,049	$59,029	$23,827
Long-term portion of future income tax liabilities	$389,198	$346,406	$328,372	$157,708

Production (iv)
Commercial GEO produced	115,843	120,607	104,563	79,912
Pre-Commercial GEO produced	—	—	7,881	8,869
Total GEO produced	115,843	120,607	112,444	88,781

Cash costs per GEO produced (ii)	$(434)	$(105)	$321	$337
Co-product cash costs per gold equivalent ounces produced (ii)	$325	$303	$321	$337

Copper contained in concentrate production (millions of lbs)	31.5	27.4	NA	NA
Co-product cash costs per lb of copper (ii)	$0.72	0.66	NA	NA

Concentrate production (tonnes)	50,304	44,430	NA	NA

Sales
Gold sales (ounces)	120,022	122,699	97,240	82,602
Pre-commercial gold sales (ounces)	—	—	19,739	—
Total gold sales (ounces) (i)	120,022	122,699	116,979	82,602

Gold equivalent sales (ounces)	120,022	122,699	97,240	82,602

Copper contained in concentrate sales (millions of lbs)	31.7	23.9	NA	NA
Concentrate sales (tonnes)	56,183	40,615	NA	NA

Average realized gold price per ounce (i)	$660	$645	$619	$615
Average realized copper price per lb (excluding hedge contacts)	$3.59	2.81	NA	NA

(i)	Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.
(ii)	During commercial production.
(iii)	A note regarding non-GAAP measures is included in this Management’s Discussion and Analysis of Operations and Financial Condition.
(iv)	GEO include silver ounces converted to gold on a ratio of 52.17:1 for the quarter ended June 30, 2008 (53.85:1 for the quarter ended March 31, 2008).

4.                                      NON-GAAP MEASURES

The Company has included certain non-GAAP measures including cash cost per gold equivalent ounce data, Adjusted Earnings or Loss and Adjusted Earnings or Loss per share to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The Company has included cash cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Cash costs are calculated on a by-product and co-product basis. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard. By-product cash costs are computed by deducting by-product copper and zinc revenues from operating cash costs.  Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals based on an estimated or assumed ratio. The following table provides a reconciliation of cost of sales per the financial statements and cash cost per ounce:

	Three months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
	(in thousands of dollars)		(dollar per gold equivalent ounce)

Cost of sales (i)	$109,921	$62,781	$427	542

Adjustments:
Copper by-product credits	(143,255)	(113,572)	(556)	(980)
Impact of equity interest in Alumbrera (12.5%)	(7,555)	—	(29)	—
Non-cash adjustments	4,725	515	18	4

Total cash costs (ii)	$(36,164)	$(50,276)	$(140)	$(434)

	Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
	(in thousands of dollars)		(dollar per gold equivalent ounce)

Cost of sales (i)	$219,886	$120,955	$444	512

Adjustments:
Copper by-product credits	(255,237)	(176,903)	(516)	(748)
Impact of equity interest in Alumbrera (12.5%)	(34,652)	—	(70)	—
Non-cash adjustments	4,473	(6,992)	10	(30)

Total cash costs (ii)	$(65,530)	$(62,940)	$(132)	$(266)

(i)                      Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)                  Amortization and inventory purchase accounting adjustments are excluded from both total cash costs and cost of sales.

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter corporate debt, (f) debt repayment expense, (g) non-controlling interest and (h) internal transaction costs. The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

The Company uses the financial measure “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flow from operations before changes in non-cash working capital is not meant to be a substitute for cash flow from operations or cash flow from operating activities presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures.  Cash flow from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.  The terms “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flow from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items and is a better indication of the Company’s cash flow from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow.

5.                                      MINES AND DEVELOPMENT PROJECTS

The following chart summarizes commercial production and cash costs per ounce of gold equivalent for the three and six month periods ended June 30, 2008 with comparative figures for the three and six month periods ended June 30, 2007 by mine:

		Total Gold Equivalent Production (ounces.) (i)	Total Gold Equivalent Sales (ounces.)	Total Copper Production (millions of lbs)	Total Concentrate Production (tonnes)	Cash costs per Gold Equivalent ounce (ii)	Co-product Cash costs per lb of Copper (ii)

Chapada	3 months ended Q2 2008	41,959	46,761	36.6	63,702	$(2,219)	$0.98
	3 months ended Q2 2007	44,027	47,427	31.5	50,304	$(1,789)	$0.72
	6 months ended Q2 2008	78,898	93,562	67.6	116,836	$(2,084)	$1.00
	6 months ended Q2 2007	82,981	81,150	58.9	94,734	$(1,455)	$0.69
El Peñón	3 months ended Q2 2008	113,150	113,669	—	—	$284	$—
	3 months ended Q2 2007	—	—	—	—	$—	$—
	6 months ended Q2 2008	211,023	209,465	—	—	$281	$—
	6 months ended Q2 2007	—	—	—	—	$—	$—
São Francisco	3 months ended Q2 2008	16,669	14,916	—	—	$667	$—
	3 months ended Q2 2007	24,988	25,622	—	—	$340	$—
	6 months ended Q2 2008	35,790	38,313	—	—	$616	$—
	6 months ended Q2 2007	56,249	60,502	—	—	$333	$—
Jacobina	3 months ended Q2 2008	18,581	16,427	—	—	$(252)	$—
	3 months ended Q2 2007	11,447	9,451	—	—	$448	$—
	6 months ended Q2 2008	31,282	29,800	—	—	$75	$—
	6 months ended Q2 2007	18,523	19,127	—	—	$456	$—
San Andrés	3 months ended Q2 2008	12,619	12,217	—	—	$642	$—
	3 months ended Q2 2007	13,941	14,826	—	—	$391	$—
	6 months ended Q2 2008	21,316	20,792	—	—	$656	$—
	6 months ended Q2 2007	30,893	33,175	—	—	$373	$—
Fazenda Brasileiro	3 months ended Q2 2008	25,545	27,936	—	—	$376	$—
	3 months ended Q2 2007	19,060	20,992	—	—	$418	$—
	6 months ended Q2 2008	48,605	52,336	—	—	$422	$—
	6 months ended Q2 2007	41,377	41,791	—	—	$371	$—
Minera Florida	3 months ended Q2 2008	14,071	14,987	—	—	$471	$—
	3 months ended Q2 2007	—	—	—	—	$—	$—
	6 months ended Q2 2008	30,906	31,690	—	—	$391	$—
	6 months ended Q2 2007	—	—	—	—	$—	$—
Fazenda Nova	3 months ended Q2 2008	—	—	—	—	$—	$—
	3 months ended Q2 2007	2,380	1,704	—	—	$589	$—
	6 months ended Q2 2008	—	—	—	—	$—	$—
	6 months ended Q2 2007	6,427	6,976	—	—	$565	$—
Rossi (40% interest)	3 months ended Q2 2008	1,281	1,265	—	—	$861	$—
	3 months ended Q2 2007	—	—	—	—	$—	$—
	6 months ended Q2 2008	4,222	4,222	—	—	$661	$—
	6 months ended Q2 2007	—	—	—	—	$—	$—
Total before equity interest	3 months ended Q2 2008	243,875	248,178	36.6	63,702	$(120)	$0.98
	3 months ended Q2 2007	115,843	120,022	31.5	50,304	$(434)	$0.72
	6 months ended Q2 2008	462,042	480,180	67.6	116,836	$(68)	$1.00
	6 months ended Q2 2007	236,450	242,721	58.9	94,734	$(267)	$0.69
Alumbrera (12.5% interest)	3 months ended Q2 2008	13,623	14,686	8.2	15,337	$(514)	$2.44
	3 months ended Q2 2007	—	—	—	—	$—	$—
	6 months ended Q2 2008	30,676	28,637	18.1	33,540	$(1,038)	$2.18
	6 months ended Q2 2007	—	—	—	—	$—	$—
Total	3 months ended Q2 2008	257,498	262,864	44.8	79,039	$(140)	$1.24
	3 months ended Q2 2007	115,843	120,022	31.5	50,304	$(434)	$0.72
	6 months ended Q2 2008	492,718	508,817	85.7	150,376	$(133)	$1.23
	6 months ended Q2 2007	236,450	242,721	58.9	94,734	$(267)	$0.69

(i)          GEO include silver ounces converted to gold on a ratio of 52.17:1 for the quarter ended June 30, 2008 (53.85:1 for the quarter ended March 31, 2008).

(ii)      A note regarding non-GAAP measures is included in this Management’s Discussion and Analysis.

The following table summarizes production and cash cost per gold equivalent ounce data for Yamana by mine and by quarter for 2008:

		Total Gold Equivalent Production (ounces.) (i)	Total Gold Equivalent Sales (ounces.)	Total Copper Production (millions of lbs)	Total Concentrate Production (tonnes)	Cash costs per Gold Equivalent ounce (ii)	Co-product Cash costs per lb of Copper (ii)

Chapada	Q2 2008	41,959	46,761	36.6	63,702	$(2,219)	$0.98
	Q1 2008	36,939	46,801	31.0	53,134	$(1,931)	$1.02
El Peñón	Q2 2008	113,150	113,669	—	—	$284	$—
	Q1 2008	97,873	95,796	—	—	$277	$—
São Francisco	Q2 2008	16,669	14,916	—	—	$667	$—
	Q1 2008	19,121	23,397	—	—	$572	$—
Jacobina	Q2 2008	18,581	16,427	—	—	$(252)	$—
	Q1 2008	12,701	13,373	—	—	$553	$—
San Andrés	Q2 2008	12,619	12,217	—	—	$642	$—
	Q1 2008	8,697	8,575	—	—	$677	$—
Fazenda Brasileiro	Q2 2008	25,545	27,936	—	—	$376	$—
	Q1 2008	23,060	24,400	—	—	$473	$—
Minera Florida	Q2 2008	14,071	14,987	—	—	$471	$—
	Q1 2008	16,835	16,703	—	—	$325	$—
Rossi (40% interest)	Q2 2008	1,281	1,265	—	—	$861	$—
	Q1 2008	2,941	2,957	—	—	$574	$—
Total before equity interest	Q2 2008	243,875	248,178	36.6	63,702	$(120)	$0.98
	Q1 2008	218,167	232,002	31.0	53,134	$(10)	$1.02
Alumbrera (12.5% interest)	Q2 2008	13,623	14,686	8.2	15,337	$(514)	$2.44
	Q1 2008	17,053	13,951	9.9	18,203	$(1,589)	$1.86
Total	Q2 2008	257,498	262,864	44.8	79,039	$(140)	$1.24
	Q1 2008	235,220	245,953	40.9	71,337	$(125)	$1.22

(i)          GEO include silver ounces converted to gold on a ratio of 52.17:1 for the quarter ended June 30, 2008 (53.85:1 for the quarter ended March 31, 2008).

(ii)      A note regarding non-GAAP measures is included in this Management’s Discussion and Analysis.

A total of 257,498 GEO were produced during the quarter.  An increase of 9.5% from 235,220 GEO produced for the quarter ended March 31, 2008.  Production increased 122% over production of 115,843 ounces of gold in the second quarter of 2007 which did not include the production from the Meridian and Northern Orion producing properties.  Second quarter production was lower than expected with the shortfall mainly attributable to Rossi and Alumbrera which Yamana does not fully own.

Additionally, copper production for the quarter totaled approximately 44.8 million pounds, of which 36.6 million pounds were produced at Chapada, with the balance of 8.2 million pounds coming from the Company’s 12.5% interest in Alumbrera.

Average cash costs for the quarter net of by-product credits were $(140) per ounce compared to $(434) per ounce for the comparative quarter ended June 30, 2007. On a co-product basis average cash costs for the quarter from Chapada were $0.98 per pound of copper and $345 per ounce of gold.  Including Alumbrera consolidated co-product cash costs were $1.24 per pound of copper and $276 per ounce of gold for the quarter.  This compares to $0.72 per pound of copper and $325 per ounce of gold in the second quarter of 2007.

Cash costs for the quarter include $16.1 million of insurance proceeds received during the quarter on the final payment on Jacobina’s Business Interruption claim from a sill pillar failure that occurred during the first quarter of 2007.  The Company recorded a total loss of $13.2 million on the sill pillar failure and recovered a total of $30.1 million of which $16.1 million represents proceeds from lost margins.  Of the total proceeds $14 million was received in the first quarter of 2008 and the remainder during the second quarter.  The Company first applied the insurance proceeds against previously recorded losses ($14 million) and applied the remainder ($16.1 million) as a reduction to costs of sales and cash costs for the quarter as this balance represents reimbursement of lost margin from prior periods rather than a recovery of losses or other costs incurred.  The Company did not previously accrue these proceeds due to the uncertainty of the amount.  Had the Company accrued the proceeds since the accident until the current quarter, cash costs would have been approximately $200 per ounce lower than reported for Jacobina.

Costs during the second quarter of 2008 were impacted by the appreciation of the Brazilian Real vis-à-vis the US Dollar and inflationary impacts on the prices of consumables.  These trends of an appreciating Real and inflationary consumable costs offset the increased production levels vis-à-vis the first quarter of 2008.

CHAPADA MINE

	For the three months ended		For the six months ended
Operating Statistics	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Production
Concentrate (tonnes)	63,702	50,304	116,836	94,734

Gold contained in concentrate production (ounces)	41,959	44,027	78,898	82,981

Copper contained in concentrate (millions of pounds)	36.6	31.5	67.6	58.9

Cash costs per ounce produced	$(2,219)	$(1,789)	$(2,084)	$(1,455)
Co-product cash costs per oz of gold produced	$345	$209	$343	$199
Co-product cash costs per lb of copper produced	$0.98	$0.72	$1.00	$0.69

Ore mined (tonnes)	3,751,388	5,160,617	6,502,562	8,725,918
Ore processed (tonnes)	3,642,010	3,182,548	6,839,423	6,380,407

Gold ore grade (g/t)	0.48	0.54	0.48	0.56
Copper ore grade (%)	0.50	0.51	0.50	0.49

Gold concentrate grade (g/t)	20.7	27.2	21.2	27.3
Copper concentrate grade (%)	25.6	28.4	26.0	28.2

Gold recovery rate (%)	73.6	79.2	74.1	72.9
Copper recovery rate (%)	90.7	88.9	90.0	86.3

Sales
Concentrate (tonnes)	62,189	56,183	120,975	96,798
Payable gold contained in concentrate (ounces)	46,761	47,427	93,562	81,150
Payable copper contained in concentrate (millions of pounds)	35.2	31.7	68.4	55.6

Depreciation, amortization and depletion per gold ounce	$193	$76	$184	$61

Chapada produced a total of 41,959 ounces of gold contained in concentrate and 36.6 million pounds of copper contained in concentrate during the quarter.  Production returned to expected levels in the second quarter as the effects of the rainy season diminished.  Production for the year remains as forecasted at 170,000 to 175,000 ounces of gold and 155 to 160 million pounds of copper for 2008.

Average cash costs on a by-product basis were $(2,219) per ounce for the quarter.  This compares to $(1,789) per ounce for the quarter ended June 30, 2007.  Cash costs for the second quarter at Chapada on a co-product basis were $0.98 per pound of copper and $345 per ounce of gold.  Normalized production levels and strengthening of the copper price during the second quarter were offset by the strengthening of the Brazilian Real.  Additionally, the inflationary impact on the prices of consumables has kept cash costs at comparable levels to the first quarter of 2008.  Co-product cash costs for the comparative quarter ended June 30, 2007 were $209 per ounce gold and $0.72 per pound of copper.

Cash costs at Chapada are expected to be in the range of $250 to $300 per ounce of gold (averaging approximately $275 per ounce for the balance of the year) and $0.70 to $0.80 per pound of copper (averaging approximately $0.75 per pound for the balance of the year).

Total ore mined of 3.8 million tonnes and ore processed of 3.6 million tonnes for the current quarter, compared with 5.2 million tonnes mined and 3.2 million tonnes processed in the first quarter of 2008.

Gold concentrate grade of 20.7 g/t and copper concentrate grade of 25.6% for the second quarter were lower than the 21.6 g/t and 26.5% for the respective concentrate grades in the first quarter.  Gold recovery rate of 73.6% for the quarter was lower than 74.5% for the previous quarter, and copper recovery rate of 90.7% for the quarter was higher than the 89.2% recovery rate achieved in the first quarter of 2008.

Total revenues for the quarter net of sales taxes, treatment and refining costs from Chapada were $135.9 million. Associated transportation costs were approximately $5.5 million.

Mine operating earnings for the quarter were $101.3 million and $239.0 million for the six months ended June 30, 2008.  This compares to $100.8 million and $167.5 million for the three and six month period ended June 30, 2007.

EL PEÑÓN

	For the three months ended		For the six months ended
Operating Statistics	June 30, 2008	June 30, 2007 (i)	June 30, 2008	June 30, 2007 (i)

Production
Gold equivalent (ounces)	113,150	100,572	211,023	183,445
Gold production (ounces)	60,705	60,900	115,314	116,500

Cash costs per gold equivalent ounce produced	$284	$—	$281	$—

Ore mined (tonnes)	291,048	235,451	544,697	467,000

Gold ore grade (g/t)	7.04	7.8	7.29	8.0
Silver ore grade (g/t)	331.37	283.0	331.02	263.0

Gold recovery rate (%)	88.4	—	90.7	—
Silver recovery rate (%)	84.6	—	87.9	—

Sales
Gold equivalent ounce sales (ounces)	113,669	—	209,465	—
Gold sales (ounces)	61,220	—	115,201	—
Silver sales (ounces)	2,736,270	—	4,988,002	—

Depreciation, amortization and depletion per ounce (GEO)	$279	$—	$286	$—

(i)          Comparative information reported is as publicly disclosed by Meridian Gold Inc. for the period ended June 30, 2007.  These amounts were not consolidated into the Company’s financial results, as Meridian Gold was acquired during the fourth quarter of 2007.

During the quarter, El Peñón produced a total of 113,150 GEO with an average grade of 7.04 g/t, compared with 110,572 GEO with an average of 7.8 g/t during the same period of 2007, and 97,873 GEO with an average of 7.61 g/t in the first quarter of 2008.  Recovery rates at 88.4% for gold and 84.6% for silver were lower than the recovery rates of 93.6% for gold and 91.9% for silver for the first quarter of 2008.  Ore mined in the second quarter was 291,048 tonnes compared to 257,919 tonnes in the first quarter of 2008, an increase of 12.8%.  Increased throughput at El Peñón more than offset decreases in production due to lower grades and recovery rates.

Temporarily, recoveries will be affected at El Peñón as throughput is increased and pending completion of certain plant modifications.  This is mainly due to decreased residence time in the leaching circuit and filtration processes.  The Company plans to complete the required plant modifications by end of year and is evaluating further gold recoveries from tailings of ore processed in this interim period.  Gold production was higher in the quarter as more ore was processed.

Production for El Peñón is expected to be approximately 460,000 GEO in 2008.  Continued developments at the El Peñón mine are expected to result in increased production to approximately 500,000 GEO per year by the end of 2008, growing to approximately 600,000 GEO per year.

The Company has developed a mine plan at El Peñón which includes processing of ore increasing to a sustainable level of approximately 3,500 tonnes per day by late 2008, increasing production to 500,000 GEO per year and to approximately 5,000 tonnes per day by the end of 2009 as a result of improvements in mine development and processing.  Continuing exploration activities particularly in the North Block area suggest that sufficient ore will be available to sustain a throughput increase.  In addition, existing resources and an historical 80% conversion rate of reserves to resources at El Peñón support the Company’s view that production can be increased initially to 500,000 GEO per year for a sustainable period of 10 years.

Additional developments include the upgrade of equipment and improvements in mine production and efficiency.

Yamana has previously guided that it expects cash costs for El Peñón for the remainder of the year in the range of $270 to $290 per gold equivalent ounce with an average of approximately $290 per gold equivalent ounce for the remainder of the year.

JACOBINA

	For the three months ended		For the six months ended
Operating Statistics	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Production
Gold production (ounces)	18,581	11,447	31,282	18,523

Cash costs per ounce produced	$(252)	$448	$75	$456

Ore mined (tonnes)	367,440	221,901	683,106	368,084
Ore processed (tonnes)	331,816	235,514	532,567	368,084

Gold grade (g/t)	1.92	1.59	1.98	1.65

Gold recovery rate (%)	90.6	95.1	92.4	94.8

Sales
Gold sales (ounces)	16,427	9,451	29,800	19,127

Depreciation, amortization and depletion per gold ounce	$263	$413	$265	$288

Cash costs for the second quarter were $(252) per ounce compared with cash costs of $553 per ounce during the quarter ended March 31, 2008, and cash costs of $448 per ounce for the quarter ended June 30, 2007.  Cash costs were negative for the quarter due to a credit for insurance proceeds which were off-set by a 19.3% decrease in grade from the first quarter of 2008.  Excluding the credit for insurance proceeds, cash costs were $614 per ounce for the second quarter.

The Company received total insurance proceeds on the reimbursement of lost margins from a sill pillar failure that occurred in 2007 of $16.1 million or $866 per ounce resulting in negative average cash cost for the quarter of $(252) per ounce.  Proceeds of $14 million received in the first quarter were applied against the losses previously recorded.  Proceeds received during the second quarter were in excess of losses incurred and represent a reimbursement for lost margins.  As such, the Company has applied these proceeds against costs of sales and cash costs for the quarter.  The Company did not previously accrue these proceeds as the amount was uncertain. Had the Company accrued the proceeds as of the date of the accident until the second quarter of 2008, cash costs would have been approximately $200 per ounce lower for Jacobina.

After the planned shutdown during the first quarter of 2008, the plant at Jacobina resumed operations in April.  Production level increased to 18,581 ounces of gold in the second quarter, compared with 12,701 ounces in the first quarter of 2008, representing an increase of 46.3%.  Production for the second quarter of 2007 was 11,447 ounces.

At the end of the second quarter of 2008, plant capacity had achieved the planned target of 6,500 tonnes per day with ore processing at a consistent level exceeding 5,000 tonnes per day.  Tonnes processed during the quarter increased 65.3% from that of the first quarter.  Sufficient development work has been undertaken to support the current plant capacity level and is planned to increase throughout the year.

The Company is continuing with its plan to increase throughput to match the first phase of expansion and advancing the phase two expansion plan to increase plant capacity to over 7,500 tonnes per day by the end of 2008.  Development work will continue throughout 2008 and 2009 in the process the Company will develop a full and comprehensive mine plan to accommodate the expansion and longer term processing of ore at the various levels of plant capacity.  With development work that began in 2007 at the newer areas, approximately one-third of the ore will come from the newer mines in 2008 increasing over time as development work continues.  The Company has also undertaken improvements to the tailings impoundment and tailings pipeline to accommodate increased throughput.  Production is expected to increase to 30,000 to 35,000 ounces in the fourth quarter of 2008.

Jacobina is a complex of four mines with a common plant.  It is a mine with a comparatively low grade which will perform very well both in terms of ounces produced and cash costs with increased throughput.  The Company believes that with the appropriate time to commission a plant expansion and for proper ore development, the viability and true potential of Jacobina will be demonstrated.  Production expectations for Jacobina in 2008 have been revised to 85-95,000 ounces.    The Company is developing a comprehensive mine plan for future years.

GUALCAMAYO PROJECT

During the second quarter, development continued at Gualcamayo and the Company anticipates production of gold and gold in-inventory to be approximately 75,000 ounces by the end of 2008 rising towards achieving full commercial production targets in 2009.  The Company will deliver ore to the leach pads by truck pending completion of the ore pass expected later this year. While this option remains available to commence production, Yamana believes that the completion of the ore pass for ore delivery is integral to sustainable operations and that commercial production will be declared only after the ore pass is completed and is operating according to plan which is expected by year end.

With the ore pass expected to be completed later this year and leach pads nearing completion this summer, production in 2009 is expected to exceed 220,000 ounces of gold.

Total construction expenditures for the quarter were $47.6 million, representing a physical advance of 24%.  To date, the Company has committed the total expenditure, having reached 95% completion of engineering works.

An additional $3.5 million was spent during the quarter on fixed assets, exploration and feasibility related expenditures.

SÃO FRANCISCO MINE

	For the three months ended		For the six months ended
Operating Statistics	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Production
Gold production (ounces)	16,669	24,988	35,790	56,249

Cash costs per ounce produced	$667	$340	$616	$333

Ore mined (tonnes)	1,925,163	1,937,562	3,801,038	3,735,374

Ore Grade (g/t)	0.56	0.52	0.55	0.52

Full Recovery rate (%)	—	—	74.0	—
Recovery rate (%)	54.0	76.7	59.5	89.9

Sales
Gold sales (ounces)	14,916	25,622	38,313	60,502

Depreciation, amortization and depletion per gold Ounce	$64	$82	$107	$74

A total of 16,669 ounces of gold were produced from the São Francisco Mine during the second quarter. This compares to production of 24,988 ounces of gold during the comparative quarter ended June 30, 2007.  Lower production was due to lower recovery rates partially offset by improved ore grades.

Gold grade improved to 0.56 g/t in the second quarter of 2008 from 0.44 g/t in the first quarter and 0.52 g/t for the second quarter of 2007.  This was offset by lower recoveries compared to the prior quarter and for the second quarter of 2007.

São Francisco is affected by a significant variance between actual and planned head grade (mine call factor) which will vary periodically and in particular quarter-over-quarter due to the coarse gold contained in the ore.  As a result, the Company had previously indicated that variability in production could range from an average year-over-year of approximately 105,000 to 140,000 ounces of gold.  In the absence of a positive mine call factor in the second half of the current year, 2008 production at São Francisco is expected to be 90,000 ounces of gold; the Company is currently preparing a new mine optimization plan with completion expected before the end of the year.  The optimization plan will focus on sustainable production at lower costs.  Sustainable productions levels from São Francisco are expected to remain in the range of 90,000 ounces per year.

Average cash costs for the quarter were $667 per ounce. This compares to $340 per ounce and $511 per ounce for the quarters ended June 30, 2007 and March 31, 2008, respectively. Cash costs for the quarter increased principally due to a 8.5% appreciation in the Real, cost pressures on consumables and mining of lower grade material. Given the coarse gold nature of the ore at São Francisco and the variability to low grade material and fixed mining costs, the cost structure at São Francisco is highly sensitive to movements in the currency and price indices for consumables.

During the quarter, an additional currency hedge for approximately 129 million Reais at a rate of 1.965 Brazilian Real to the US Dollar was put in place to manage the Company’s exposure to increases in costs at the São Francisco Mine due to fluctuations in the R-US$ exchange rate.  This hedge will help improve cash costs and provide protection against a strengthening Brazilian Real.  A total of R63 million are under open contracts through 2010 relating to São Francisco costs.  These contracts fix the exchange rate at an average of 2.0701 Real to the US Dollar.  São Francisco now has approximately 85% of its costs hedged for the balance of 2008 and 60% thereafter through April, 2011.

OTHER OPERATING MINES

The following table presents key operating data for other operating mines:

	For the three months ended		For the six months ended
Minera Florida Operating Statistics	June 30, 2008	June 30, 2007 (i)	June 30, 2008	June 30, 2007 (i)

Production
Gold equivalent production (ounces)	14,071	18,853	30,906	35,564
Gold production (ounces)	12,112	16,700	26,155	32,000
Cash costs per gold equivalent ounce produced	$471	$—	$391	$—
Ore mined (tonnes)	110,021	110,300	213,975	217,000
Gold grade (g/t)	3.88	6.0	4.31	5.8
Silver ore grade (g/t)	38.28	51.0	49.15	43.0
Gold recovery rate (%)	84.2	—	84.4	—

Silver recovery rate (%)	72.5	—	71.8	—

Sales
Gold equivalent ounce sales (ounces)	14,987	—	31,690	—
Gold sales (ounces)	12,443	—	26,205	—
Silver sales (ounces)	132,742	—	291,133	—
Depreciation, amortization and depletion per ounce (GEO)	$193	$—	$174	$—

San Andrés Operating Statistics	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Production
Gold production (ounces)	12,619	13,941	21,316	30,893
Cash costs per ounce produced	$642	$391	$656	$373
Ore mined (tonnes)	813,123	797,797	1,502,062	1,832,706
Gold grade (g/t)	0.61	0.58	0.59	0.58
Full recovery rate (%)	80.4	94.0	75.8	90.9
Recovery rate (%)	79.8	94.0	73.6	90.9

Sales
Gold sales (ounces)	12,217	14,826	20,792	33,175
Depreciation, amortization and depletion per gold ounce	$53	$51	$57	$43

Fazenda Brasileiro Operating Statistics	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Production
Gold production (ounces)	25,545	19,060	48,605	41,377
Cash costs per ounce produced	$376	$418	$422	$371
Ore mined (tonnes)	280,870	268,521	567,560	520,088
Ore processed (tonnes)	287,772	255,457	571,064	508,019
Gold grade (g/t)	2.96	2.47	2.83	2.70
Gold recovery rate (%)	93.3	93.9	93.5	93.9

Sales
Gold sales (ounces)	27,936	20,992	52,336	41,791
Depreciation, amortization and depletion per gold ounce	$112	$109	$101	$120

Rossi (40% interest) Operating Statistics	June 30, 2008	June 30, 2007 (i)	June 30, 2008	June 30, 2007 (i)

Production
Gold equivalent production (ounces)	1,281	2,855	4,222	2,855
Gold production (ounces)	1,246	2,800	4,141	2,800
Cash costs per gold equivalent ounce produced	$861	$—	$661	$—
Ore mined (tonnes)	9,536	15,000	22,076	15,000
Gold ore grade (g/t)	7.31	19.50	10.13	19.50
Gold recovery rate (%)	80.8	—	80.9	—

Sales
Gold equivalent ounce sales (ounces)	1,265	—	4,222	—
Gold sales (ounces)	1,230	—	4,141	—
Silver sales (ounces)	1,832	—	4,321	—
Depreciation, amortization and depletion per ounce (GEO)	$860	$—	$560	$—

Alumbrera (12.5% interest) Operating Statistics	June 30, 2008	June 30, 2007 (ii)	June 30, 2008	June 30, 2007 (ii)

Production
Concentrate (tonnes)	15,337	—	33,540	—
Gold production (ounces)	1,679	—	3,500	—
Gold production in concentrate (ounces)	11,944	—	27,176	—
Total gold production (ounces)	13,623	16,930	30,676	31,346
Copper contained in concentrate (millions of pounds)	8.2	12.1	18.1	23.0
Cash costs per ounce produced	$(514)	$—	$(1,038)	$—
Co-product cash costs per oz of gold produced	$539	$—	$439	$—
Co-product cash costs per lb of copper produced	$2.44	$—	$2.18	$—
Ore mined (tonnes)	649,298	—	1,069,671	—
Gold grade (g/t)	0.47	0.61	0.55	0.57
Copper grade (%)	0.42	0.55	0.45	0.52
Gold recovery rate (%)	77.3	72.0	75.2	70.0
Copper recovery (%)	76.6	83.0	77.9	83.0

Sales
Gold sales (ounces)	13,757	—	25,549	—
Gold dore bar (ounces)	929	—	3,088	—
Total gold sales (ounces)	14,686	—	28,637	—
Silver sales (ounces)	39,352	—	60,719	—
Copper sales (pounds)	9,059,581	—	16,878,675	—

(i)                      Comparative information reported is as publicly disclosed by Meridian Gold Inc. for the period ended June 30, 2007.  These amounts were not consolidated into the Company’s results, as Meridian Gold was acquired during the fourth quarter of 2007.

(ii)                  Comparative information reported is as publicly disclosed by Northern Orion Resources Inc. for the period ended June 30, 2007.  These amounts were not consolidated into the Company’s results, as Northern Orion was acquired during the fourth quarter of 2007.

Gold production from all other mines was 55,195 GEO during the quarter and 108,549 ounces year-to-date.  Rossi and Alumbrera were acquired through the Company’s acquisition of Meridian and Northern Orion, respectively in October 2007.

In addition, the Company produced 780 tonnes of zinc during the quarter from the Minera Florida Mine which is accounted for as a by-product.  The Company continues to advance its mine and mill expansion at Minera Florida which is expected to increase milling capacity to over 65,000 tonnes per month and annual gold equivalent production to over 120,000 ounces by 2009.

Production at San Andrés increased vis-à-vis the first quarter of 2008 as it ramped up to normalized levels after experiencing delays in permitting for horizontal expansion of the heap leach pads in the quarter.

Production at Rossi was only for a partial quarter.  Production in the second half of 2008 is expected to exceed production in the first half of the year.

The Company’s interest in the Alumbrera Mine, acquired through its acquisition of Northern Orion in the fourth quarter of 2007, is reported as an equity investment.  The Company recorded an earnings equity pick-up from its 12.5% interest in Alumbrera Mine of $9.3 million and $30.5 million for three and six months ended June 30, 2008.  The Company received a $12.5 million and $17.5 million cash distribution from Alumbrera during the three and six months ended June 30, 2008.  It is expected that the equity pick up from Alumbrera will return to first quarter levels in the third and fourth quarters as the copper and gold grade improves, which would further contribute to the Company’s earnings.

6.                                      GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $23.3 million for the quarter ended June 30, 2008. This compares to $10.8 million for the comparative quarter ended June 30, 2007.  The increase in general and administrative for the second quarter was mainly due to an increase in stock-based compensation and non recurring expenses incurred in respect to corporate tax structuring initiatives.  Stock-based compensation of $2.6 million for the quarter was in respect to the issuance of deferred stock units.  The increase in general and administrative expenses vis-à-vis the second quarter of 2007 reflects the Company’s growth from operations and acquisitions and the growing infrastructure to support its increased production.

7.                                      FOREIGN EXCHANGE

The Company recognized a foreign exchange loss of $40.5 million and $42.4 million for the three and six months ended June 30, 2008.  This loss arises mainly from foreign exchange losses on future income tax liabilities recognized on business acquisitions.  This compares to a foreign exchange loss of $5.3 million and $6.7 million for the comparative three and six month periods ended June 30, 2007.

The Company’s revenues are denominated in US Dollars.  However, the Company’s operating expenses are incurred predominantly in Brazilian Reais, Argentine Pesos, Chilean Pesos and to a lesser extent in Canadian Dollars, US Dollars and Honduras Lempiras.  Accordingly, fluctuations in the exchange rates could significantly impact the results of operations.

The following table summarizes the movement in key currencies vis-à-vis the US Dollar:

	Three months ended			Year ended
	June 30, 2008	June 30, 2007	Variance	December 31, 2007	Variance

Average Exchange Rate
USD - CAD	1.0104	1.1003	-8.2%	1.0031	0.7%
USD - BRL	1.6592	1.9881	-16.5%	1.7844	-7.0%
USD - ARG	3.1323	3.0892	1.4%	3.1407	-0.3%
USD - CLP	470.002	527.267	-10.9%	499.643	-5.9%

	Six months ended			Year ended
	June 30, 2008	June 30, 2007	Variance	December 31, 2007	Variance

Average Exchange Rate
USD - CAD	1.0075	1.1360	-11.3%	1.0031	0.4%
USD - BRL	1.7017	2.0502	-17.0%	1.7844	-4.6%
USD - ARG	3.1478	3.0942	1.7%	3.1407	0.2%
USD - CLP	467.099	533.807	-12.5%	499.643	-6.5%

	June 30, 2008	June 30, 2007	Variance	December 31, 2007	Variance

Closing Exchange Rate
USD - CAD	1.0111	1.0593	-4.6%	0.9913	2.0%
USD - BRL	1.6090	1.9288	-16.6%	1.7713	-9.2%
USD - ARG	3.0243	3.0945	-2.3%	3.1490	-4.0%
USD - CLP	513.200	527.800	-2.8%	497.700	3.1%

The Company entered into certain hedge contracts where the value of the Real has been fixed against the US Dollar. These hedges are further described in Section 9: Derivatives.

8.                                      INVESTMENT INCOME AND INTEREST EXPENSE

The Company had interest and other business income of $2.9 million and $6.2 million for the three and six months ended June 30, 2008.  This compares to $4.1 million and $5.0 million in interest income for the comparative three and six month periods ended June 30, 2007.  Interest expense for the three and six months ended June 30, 2008 was $14.4 million and $27.8 million respectively, consisting mainly of interest expense incurred in respect the credit facilities.  This compares to $3.6 million and $6.0 million for the comparative three and six month periods which consisted mainly of interest expense related to copper derivatives.

9.                                      DERIVATIVES

The Company recorded realized losses on the settlement of derivatives of $25.8 million during the quarter and $42.7 million for the first six months of 2008.

Additionally, the Company recorded an unrealized gain on derivative contracts of $0.9 million during the quarter and an unrealized loss on derivative contracts of $102.5 million for the six months ended June 30, 2008.  This compares to an unrealized loss of $19.9 million and $28.7 million during the three month and six month periods ended June 30, 2007.  These notional losses are comprised mainly of unrealized losses on the copper derivative contracts as described below under “Commodity Hedging”.

COMMODITY HEDGING

The Company enters into commodity forward contracts to mitigate the commodity price risk and enable business planning with greater certainty.  From time to time, the Company may enter into long call options to ensure its participation in commodity price increases.

The Company has a copper hedging program that was designed to secure an accelerated pay back and to protect future earnings and cash flows from its Chapada mine.  Hedging copper also provides further leverage to gold prices and increases the impact of gold on the Company’s unhedged revenues.

The copper derivatives provide an effective economic hedge against downward movements in the copper price allowing the Company to manage metal price risk and enable business planning with certainty.  As Chapada produces a concentrate of copper and gold which is sold in concentrate form, under accounting rules, hedge accounting is not permitted.  However, the Company has concluded that the above mentioned financial instruments provide an effective means for the Company to manage metal price risk and enable business planning with greater certainty.  In accordance with derivative accounting rules changes in the fair value of the financial instruments are reflected in current earnings from period to period. This accounting results in fluctuations in net earnings from period to period until such time as the contracts are closed. The unrealized mark-to-market gain (loss) represents the value on notional cancellation of these contracts based on market values as at June 30, 2008 and does not represent an economic obligation for the Company nor does it represent an estimate of future gains or losses.

The following table summarizes the details of the copper hedging program outstanding as at June 30, 2008:

Year of Settlement	Contract Type	Pounds Outstanding	Weighted Average Contract Price ($ /lb)	Weighted Average Forward Price as at June 30, 2008 ($ /lb)	Unrealized Loss on Copper Derivatives
		(in millions)			(in thousands)
2008	Forward sales	62.0	$2.70	$3.39	$13,864
2009	Forward sales	68.7	$2.95	$3.35	48,536
2010	Forward sales	35.7	$2.68	$3.08	23,455
2011	Forward sales	35.0	$2.38	$2.86	19,837
2012	Forward sales	0.7	$2.35	$3.31	391

		202.1			106,083

2008	Call Options	49.3	$3.25	$3.39	(6,424)

					$99,659

The Company recorded a mark-to-market gain of $3 million and a loss of $99.7 million for the three month and six month periods ended June 30, 2008 (June 30, 2007: three months – loss of

$19.9 million; six months – loss of $28.7 million), net of the mark-to-market gain on the call options.  The Company has a total of approximately 202.1 million pounds under open forward contracts as at June 30, 2008.

In addition to its copper derivatives the Company has historical forward sales commitments for the physical sale of a modest amount of silver ounces.  Under this agreement, the Company is committed to selling in each of 2008 and 2009, 230,000 ounces of silver at a fixed price of $13.13 per ounce and an additional 110,000 ounces for each of 2008 and 2009 at a minimum price of $13.13 per ounce. The fair value of the contract is being recognized over the term of the contract.  The fair value of these instruments as at June 30, 2008 is a loss of approximately $1.5 million.

As of June 30, 2008, the Company also had 2,700 tonnes of zinc forward contracts with an average price of $2,860 per tonne expiring December 2009.  The Company is recording unrealized mark-to-market gains and losses on these contracts.  During the second quarter and first six months of the year, the Company recognized an unrealized gain of $0.6 million and $0.4 million respectively, in respect to these forward contracts.  A realized gain of $0.5 million was recognized during the quarter and $0.9 million in the first six months of 2008.

CURRENCY HEDGING

As at June 30, 2008, the Company held forward contracts to hedge against the risk of an increase in the value of the Real versus the US Dollar with respect to a portion of the expected Real expenditures. These contracts fix the rate of exchange for the sale of approximately 258 million Reais at an average exchange rate of 2.1636 Real to the US Dollar. These contracts are based on projected monthly purchases beginning in February 2007 through to April 2011.

During the quarter, the Company entered into an additional currency hedge program, fixing an exchange rate of 1.965 Brazilian Real to the US Dollar, which is favourable compared to the expected exchange rate of 1.90 Real to the US Dollar. This positively affects the Company’s cost structure and is wholly allocated to the costs at São Francisco.  As of June 30, 2008, a total of approximately 122 million Reais were hedged for 2008 through to April, 2011, of which 20.8 million Reais were hedged for 2008, 26.9 million Reais for 2009, and approximately 74.7 million Reais for 2010 through April, 2011. São Francisco now has approximately 85% of its costs hedged for the balance of 2008 and 60% thereafter through April, 2011.

The currency hedge has been accounted for as a cash flow hedge with the effective portion of the hedge of $10.3 million for the six month period ended June 30, 2008 credited to other comprehensive income and the ineffective portion of $2.6 million expensed in the second quarter and $3.0 million expensed in the first six months of 2008.

The following table summarizes the details of the currency hedging program as at June 30, 2008:

(quantities in thousands)

	São Francisco Mine		Jacobina Mine		Total
Year of Settlement	Brazilian Real Notional Outstanding	Contract Fixed Rate	Brazilian Real Notional Outstanding	Contract Fixed Rate	Brazilian Real Notional Outstanding	Weighted Average Contract Rate	Market rate as at June 30, 2008

2008	37,170	2.1956	30,150	2.1956	69,819	2.1216	1.6090
2009	59,818	2.2316	65,700	2.2316	98,582	2.1215	1.6090
2010	60,000	2.0157	5,475	2.0157	10,955	2.1220	1.6090

	156,988		101,325		179,356

INTEREST RATE HEDGING

The Company has a $550 million interest rate swap agreement to convert a floating rate credit facility to a fixed rate over a 5 year period. These contracts fix the rate of interest on this portion of the Company’s long-term debt at a weighted average of 4.50% plus a margin of 0.95% to 1.50% per annum, depending on the Company’s debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio. The current margin is 1.1%.  Of the amount hedged the Company has settled $21.1 million of the notional amount as at June 30, 2008.

The interest rate hedge has been accounted for as cash flow hedge with the effective portion of the hedge of $0.7 million gain for six months ended June 30, 2008 recorded to other comprehensive income.

10.                               INCOME TAXES

The Company recorded an income tax expense of $38.8 million for the quarter ($35.6 million for the six months ended June 30, 2008).  The effective tax rate for the second quarter is 54.2% (32.3% for the six months ended June 30, 2008); however; the income tax expense from operations is 21.0% (22.6% for the six months ended June 30, 2008).  This discrepancy is the result of items such as the mark-to-market loss on derivatives, foreign exchange movements for the period and the amortization of the excess purchase price on acquisition which are deducted from income from operations and only have an impact on the future tax expense.  The tax rate is summarized as follows:

	Net Income	Current Tax Expense (Recovery)	Future Tax Expense (Recovery)	Total Tax Expense (Recovery)	% of Net Income
For three months ended June 30, 2008
Income from operations	$194,736	$51,612	$(8,031)	$43,581	21.0%
Items not affecting current tax	(123,091)	—	(4,753)	(4,753)	3.9%

	$71,645	$51,612	$(12,784)	$38,828	54.2%

For six months ended June 30, 2008
Income from operations	$359,110	$89,636	$(6,691)	$82,945	22.6%
Items not affecting current tax	(248,847)	—	(47,372)	(47,372)	19.0%

	$110,263	$89,636	$(54,063)	$35,573	32.3%

The tax provision for the quarter reflects accrued foreign exchange gains and losses in Brazil and in Canada on US$ denominated inter-corporate debt which represents approximately 27.8% of the effective tax rate for the quarter (19.4% for the six months ended June 30, 2008). This debt is eliminated on consolidation. The consolidated effective tax rate excluding the tax impact of the intra group foreign exchange gain was 26.4% for the quarter (12.9% for the six months ended June 30, 2008).

The tax provision also includes tax planning which reduces our tax provision by approximately 19.5% (24.1% reduction for the six months ended June 30, 2008).

The income tax expense reported and the Company’s effective tax rate will vary period to period depending on the foreign currency exchange rate then in effect. However, the income tax is payable only if the inter-corporate debt is repaid and as such, as that debt may never be repaid, the income tax expense may never be paid. The amount of the tax liability will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

A reconciliation of the Company’s statutory rate to the actual provision is provided in Note 13 to the consolidated financial statements.

The long-term future tax liability as at June 30, 2008 was $2,757 million.  The majority of this future tax liability arises on the allocation of the purchase price of our acquisitions to the underlying assets as the tax basis of these assets did not increase.  These future tax liabilities relating to the operating mines will reverse as the assets are depreciated or depleted.  The future tax liabilities relating to exploration potential will not reverse until the property becomes a mine, is written off, or is sold.  The largest components of our future tax liabilities relate to:

In thousands
Gualcamayo	$257,000
Agua Rica	$414,000
El Peñón	$470,000
Exploration Potential	$1,267,000

11.                               LIQUIDITY AND CAPITAL RESOURCES

(in thousands of dollars)	June 30, 2008	June 30, 2007

Cash	$238,377	$88,956
Restricted cash	$14,114	$—
Working capital	$267,265	$120,575

Cash flows (for the three months ended)
Cash flow from operating activities after changes in working capital items	$149,701	$78,851
Cash flow from operating activities before changes in working capital items	$176,457	$90,905
Cash flow from financing activities	$47,662	$(1,542)
Cash flow from investing activities	$(169,006)	$(61,375)

Cash flows (for the six months ended)
Cash flow from operating activities after changes in working capital items	$169,654	$92,712
Cash flow from operating activities before changes in working capital items	$333,728	$159,833
Cash flow from financing activities	$91,722	$14,183
Cash flow from investing activities	$(304,581)	$(91,178)

Cash as at June 30, 2008 was $238.4 million compared to $284.9 million as at December 31, 2007. The decrease in cash during the first six months of 2008 is mainly due to investments in property, plant and equipment, mining interests, an increase in accounts receivable and inventory and a decrease in accounts payable and accrued liabilities.

Working capital as at June 30, 2008 was $267.3 million compared to $177.9 million as at December 31, 2007.

Gold sales are made at spot prices and receivables turn around in approximately 3 to 5 days. Copper concentrate sales are made in accordance with smelter off-take agreements whereby provisional payments of approximately 90% are received within 1 to 4 weeks after shipping. Final assays and payments related to these sales are received approximately 2 to 3 months thereafter. Chapada has concentrate accounts receivable of $99.1 million outstanding as at June 30, 2008 of which $54.8 million has been collected subsequent to the quarter end.

Long-term Investments

The available-for-sale securities held by the Company includes an investment in Central Sun Mining (“Central Sun”) with a cost of $27.4 million and quoted market value of $16.2 million. Available-for-sale securities are reviewed quarterly for possible other-than-temporary impairment and more frequently when economic or market concerns warrant such evaluation. As at June 30, 2008, the Company’s investment in Central Sun Mining had unrealized losses of $11.2 million. Management concluded that the unrealized losses in these securities are temporary based on its analysis of the financial position of Central Sun, its review of recent public disclosures made by Central Sun, its review of industry analysts’ reports and expectations and share price trends subsequent to the period end. Additionally, the Company has the ability and the intention to hold onto these securities for a period of time sufficient to allow for the anticipated recovery in fair value.

The Company acquired third party-sponsored asset backed commercial paper (“ABCP”), Agency Bonds, Corporate Bonds and Auction Rate Securities (“ARS”) through its acquisition of Meridian and Northern Orion.  These securities have been classified as long-term investments on the financial statements due to market conditions and the uncertain nature of recoverability.

The ABCP investment is in Symphony Trust Series A notes that matured on August 24, 2007.   It is supported by synthetic assets or a combination of synthetic and traditional securitized assets.  The ARS investment, with various legal maturity dates out to 2052, can be classified as part of the “Derivative Product Companies” and “Regulation XXX” investment industries.  There is no collateral on both the ABCP and ARS investments.  Based on management’s best estimates and verification of the estimates with reference to the performance of other distressed securities, the Company determined that the net realizable value of these investments were 50% of par value, hence the investments have been provided for at 50% of par value, or a fair value adjustment of $22 million as of the date of acquisition.  At June 30, 2008, the Company’s estimate of the realizable value has not changed.

During the quarter, investors of ABCP voted in favour of a restructuring plan to convert the ABCP into long-term notes, and the plan was approved by the Court. The proceeds of the notes are expected to be distributed later in 2008.

OPERATING CASH FLOW

Cash flow from operations before changes in non-cash working capital items was $176.5 million for the quarter compared to $90.9 million for the comparative quarter ended June 30, 2007 and $157 million for the first quarter of 2008. The increase in cash flow from operations for the quarter is primarily due to operations from acquired mines during the fourth quarter of 2007 and full capacity operations from the Chapada Mine.

The strong cash flow growth resulted primarily from the ongoing production expansion. Unrealized losses on derivatives of $0.9 million for the three months ended June 30, 2008 has been added back to accounting profit as the mark-to-market adjustments are non-cash, non realized charges.

Cash inflow from operations, after taking into effect changes in working capital items for the quarter ended June 30, 2008, was $149.7 million. This compares to $78.9 million for the comparative period ended June 30, 2007. Working capital continues to increase in line with the production growth.

FINANCING ACTIVITIES

Cash net inflows from financing activities for the quarter ended June 30, 2008 were $47.7 million and included the following:

•                  $76.6 million inflow from the exercise of options and warrants; and

•                  dividends paid of $6.8 million.

Cash outflow from financing activities for the comparative quarter ended June 30, 2007 was $1.5 million.

The Company has a non-revolving term credit facility of up to $400 million and a revolving credit facility of up to $300 million for a total credit facility of $700 million. Each of the $400 million and $300 million credit facilities are secured by guarantees from, and pledge of shares of, certain operating subsidiaries, and will mature in 2012. Amounts drawn under the respective facilities bear an interest rate of LIBOR plus 0.95% to 1.50% per annum, depending on the Company’s debt to EBITDA ratio. Undrawn amounts are subject to a commitment fee of 0.2% to 0.4% per annum dependant on the Company’s debt to EBITDA ratio. As at June 30, 2008, the Company had $357.9 million drawn down under the term facility and $250 million drawn down under the revolving credit facility.  Interest expense in respect to these facilities was $5.6 million and $13.1 million for the three and six month period ended June 30, 2008.

INVESTING ACTIVITIES

Cash flow to investing activities includes expenditures on property, plant and equipment, mineral properties and construction. A cash outflow from investing activities of $169.0 million for the quarter consisted primarily of expenditures of $70.4 million on mineral properties, $17.2 million on property, plant and equipment acquisitions and $71 million on construction.

Current quarter cash outflows from investing activities compare to an outflow of $61.4 million during the comparative period June 30, 2007.

The following is a summary of capital expenditures by mine and project for the three and six months ended June 30, 2008 and June 30, 2007:

	For the three months ended		For the six months ended
(in thousands of dollars)	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Gualcamayo	$51,150	$7,019	$90,699	$15,820
São Vicente	21,578	1,217	29,622	1,814
Jacobina	19,412	14,362	43,746	22,687
El Peñón	29,256	—	29,256	—
Minera Florida	11,968	—	19,596	—
Chapada	8,442	8,197	13,119	8,979
San Andrés	6,663	1,355	10,126	2,156
Mercedes	6,205	—	11,314	—
São Francisco	5,984	6,398	6,589	8,286
Jacaranda (formerly C1 Santa Luz and Maria Preta)	3,250	367	5,135	552
Agua Rica	3,182	—	4,710	—
Pilar	1,915	711	5,130	1,882
Other	1,696	9,448	6,399	12,641

	$158,709	$49,094	$275,441	$74,817

12.                               CAPITALIZATION

Shareholders’ equity as at June 30, 2008 was $6.1 billion compared to $5.9 billion as at December 31, 2007.

The following table sets out the common shares, warrants and options outstanding as at June 30, 2008:

(in thousands)	Actual outstanding as at June 30, 2008	Weighted average second quarter	Weighted average year-to-date (i)

Common shares	698,662	685,341	681,598
Warrants	25,759	19,982	23,459
Options	6,152	2,676	3,973

Total	730,573	707,999	709,030

(i)                      The weighted average number of shares excludes anti-dilutive options and warrants.

Of the total number of warrants outstanding, approximately 20.4 million warrants are publicly traded with an average weighted exercise price of C$7.27.

Of the total options and warrants outstanding as at June 30, 2008 approximately 27.0 million were in the money at an average exercise price of C$7.70 as at June 30, 2008.  If exercised this would bring an additional C$208.1 million into treasury.

SHARE CAPITAL

As at June 30, 2008, the Company had 698.7 million common shares outstanding (December 31, 2007 — 668.4 million). The weighted average shares outstanding for the quarter ended June 30, 2008 was 681.6 million common shares and 709.0 million common shares on a fully diluted basis.

The Company issued a total of 0.1 million and 20.6 million common shares during the quarter ended June 30, 2008, in respect to the exercise of stock options and warrants.

WARRANTS

As at June 30, 2008, the Company had a total of 25.8 million (June 30, 2007 — 16.8 million) share purchase warrants outstanding with an average exercise price of C$9.56 per share (June 30, 2007 - C$8.66). Expiry dates on share purchase warrants range from November 2008 to May 2011, and exercise prices range from C$4.17 to C$19.08. All outstanding warrants were exercisable as at June 30, 2008. The weighted average remaining life of warrants outstanding was 1.82 years (June 30, 2007 - 2.14 years).

Upon the acquisition of Desert Sun and Northern Orion the Company acquired publicly held warrants with the following terms which are still outstanding:

(i)                      The YRI.wt.a warrants have an exercise price of C$2.50. On exercise the holder would receive 0.6 of a Yamana share or the equivalent of C$4.17 for one whole Yamana common share. These warrants expire on November 20, 2008. These relate to previously existing warrants of Desert Sun Mining.

(ii)                  The YRI.wt.c warrants have an exercise price of C$6.00. On exercise the holder would receive 0.543 of a Yamana share or the equivalent of C$11.05 for one whole Yamana common share. These warrants expire on February 17, 2010. These relate to previously existing B warrants of Northern Orion.

There were no warrants issued during the quarter.

As at June 30, 2008 dilutive warrants represented potential contribution of an additional $153.1 million into treasury.

STOCK OPTIONS

As at June 30, 2008, a total of 6.2 million stock options were outstanding and exercisable. This compares to a total of 10.7 million stock options outstanding of which 10.6 million were exercisable as at June 30, 2007. Stock options outstanding as at June 30, 2008 had a weighted average exercise price of C$8.94 per share (June 30, 2007 - C$8.37 per share) and a weighted average remaining life of 3.26 years (June 30, 2007 – 3.94 years).

There were no stock option grants during the quarter.

As at June 30, 2008, dilutive options represented potential contribution of an additional C$55.0 million into treasury.

During the six months ended June 30, 2008, a total of 11.0 million stock options were exercised (June 30, 2007 – 5.4 million), which brought $51.1 million (June 30, 2007 - $26.7 million) into treasury.

13.                               CONTRACTUAL COMMITMENTS

In addition to commitments otherwise reported in the MD&A the Company is contractually committed to the following as at June 30, 2008 (in thousands of dollars):

Year	2008	2009	2010	2011	2012	Thereafter	Total

Mine operating/ construction and service contracts and other	$208,761	$190,992	$89,448	$69,038	$15,618	$13,882	$587,739
Long-term debt principal repayments	42,105	84,211	84,211	84,211	313,156	—	607,894

	$250,866	$275,203	$173,659	$153,249	$328,774	$13,882	$1,195,633

14.                               CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business.  The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

(a)        The Company has a contingent liability to settle health related claims by former employees of Jacobina Mineração e Commercio Ltda (“JMC”). The Company estimates this contingency to be approximately $25.1 million which has been accrued as at June 30, 2008.  The increase of $2.2 million in the year is due to the appreciation of the Brazilian Real vis-à-vis the US dollar.  There has been no change in the amount of the contingent liability during the year in local currency.

(b)        In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the claimant.  The claimant alleges that the agreements entitle him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claims damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project.  While the Company considers that the allegations are unfounded and has been advised by its Argentine counsel that the action is unlikely to be successful, the outcome is not certain.  A statement of defence to the claim has been filed and evidence in the case has been produced.  A judgement on the merits by the court of first instance is pending.  There is no assurance that the Company will be wholly successful in defending against the claims.

15.                               OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet investment or debt arrangements.

16.                               EXPLORATION AND DEVELOPMENT

The Company continues to actively explore its exploration targets around existing mines and additional regional exploration targets located on four major greenstone belts in South America in order to achieve its stated objective and strategic plan of increasing resources, developing projects and growing production.

The Company spent $25.0 million during the quarter and $46.7 for the six month period of 2008 on exploration programs. This compares to $4.5 million spent during the comparative quarter ended June 30, 2007.  Of the total spent during the quarter approximately $21.9 million was capitalized and the remaining $3.1 million was expensed; for the six month period, $39.0 million was capitalized and $7.7 million expensed.  Exploration for the comparative period was fully capitalized.

The Company has allocated approximately $85 million ($42 million – capital; $43 million – expense) in 2008 for exploration which will be funded by operating cash flows.  The Company is focusing on advancing Mercedes and Ernesto/Pau-a-Pique as new projects, and increasing its resources at El Peñón and QDD Lower West at Gualcamayo.

Additionally, the La Pepa, Jeronimo and Amancaya projects have been advanced since the acquisition of Meridian.  Having completed the first ever resource estimate for La Pepa, the Company continues to evaluate the size, scale and economic potential of the project and is encouraged by the initial size of the deposit.  The Company will continue to evaluate Jeronimo in conjunction with its joint venture partner, as well as evaluate Amancaya as a stand alone project or satellite to El Peñón.  The Company is also evaluating the adjacent areas to Amancaya to potentially increase its size and scale.

Resource estimates are calculated at a point in time.  The resource estimates for La Pepa, Jeronimo and Amancaya are as of July 4, 2008, July 18, 2008 and March 25, 2008, respectively.  Exploration and drilling efforts would have continued since those dates although would not be reflected in the stated resource estimates.

La Pepa

The Company completed its first resource estimate as of July 4, 2008 of the Cavancha area of the La Pepa project. Measured and Indicated Resources are estimated at 1.985 million contained ounces of gold. Inferred Resources add an additional 561,000 contained ounces of gold (28.1 million tonnes grading 0.62 g/t). The La Pepa project is within the vicinity of other comparable deposits that are more advanced and larger in size and scale. Based on these encouraging results, the Company is continuing its exploration efforts in order to increase contained ounces (tonnage and grade) and further evaluate the feasibility of the project.

Jeronimo

The Company completed an update to the resource estimate as of July 18, 2008 for the Jeronimo project.  Jeronimo is jointly owned by Yamana which holds a 57% controlling and operating interest and by the joint venture partner, Corporación Nacional del Cobre de Chile (“Codelco”), which holds the remaining 43%.  Indicated resources for the Jeronimo project are estimated at 627,000 contained ounces of gold (3.88 million tonnes grading 5.02 g/t). Inferred resources for the Jeronimo project add an additional 1.53 million contained ounces of gold (11.7 million tonnes grading 4.07 g/t).

Amancaya

The Amancaya deposit is located approximately 160 kilometres south of the El Peñón Mine.  The Company is evaluating Amancaya as a stand alone project or in conjunction with the further expansion of El Peñón.

At a 1.0 g/t gold equivalent (“AuEq”) cut-off grade for the potential open pit resources and a 3.4 g/t AuEq cut-off grade for the underground resources, inferred mineral resources is estimated at 407,000 contained ounces of AuEq at a grade of 9.1 g/t AuEq. This is comprised of 351,000 contained ounces of gold and 3,270,000 ounces of silver in 1.4 million tonnes at an average grade of approximately 7.9 g/t Au and 73 g/t Ag, respectively. The silver to gold conversion ratio used is 65:1.  The resource estimate was completed as of March 25, 2008.

The Company will continue with an exploration and infill drilling program.

C1 Santa Luz

The Company has approved a construction start-up for C1 Santa Luz and production is projected for early 2010.  C1 Santa Luz is planned as a conventional open pit mine with throughput of 2.5 million tonnes per year or 6,800 tonnes per day.  The Company expects that C1 Santa Luz will produce at levels of more than 100,000 ounces per year for well in excess of 10 years.  Management is also reviewing opportunities to reduce operating costs and believes that cash costs below $400 per ounce will be achievable primarily through the integration of services and administration with Fazenda Brasileiro.

Average annual gold production is estimated to be approximately 103,000 ounces.  The first full year of production is expected to be approximately 120,000 gold ounces and planned production is expected to commence in early 2010.

Projected capital expenditures include a contingency of approximately $8.5 million as well as $28.6 million for pre-production stripping of waste.  Operating cash costs productions are based on mining, processing and general and administrative costs per tonne of ore of $7.60, $7.67 and $1.58 respectively.

17.                               GOLD AND COPPER MARKETS

For the quarter ended June 30, 2008, spot gold prices averaged $896 per ounce. This compares to an average spot price of $668 and $925 per ounce for the quarters ended June 30, 2007 and March 31, 2008, respectively.  The Company’s gold is sold at spot prices in world markets.  The Company’s revenues and profitability are highly dependant on spot gold prices.  Gold prices are currently being supported by positive market fundamentals. Decreased mine supply, steady investment and physical demand, lower central bank selling and producer de-hedging are all driving prices. As well, gold’s appeal as an inflation and U.S. dollar hedge have continued to underpin higher gold prices in the near-term.  Due to these continuing factors, the Company expects gold prices to remain well supported in the near to mid-term although the market has been displaying a high degree of volatility, which is expected to continue in the near term.

For the quarter ended June 30, 2008, spot copper prices averaged $3.84 per pound, approximately 8.5% higher than the average spot price of $3.54 for the quarter ended March 31, 2008. Spot copper prices for the quarter ended June 30, 2007 averaged $3.46 per pound.  The rising copper price during the current commodity cycle has been driven by several factors including rising demand underpinned by strong consumption in China and other developing economies, inadequate industry-wide mine production growth, low exchange-traded and consumer inventory levels, supply disruptions and growing investment demand.  These factors caused copper prices to increase and should sustain them at current levels.  The Company expects that the aforementioned factors will continue to support copper prices for the foreseeable future although the market has been displaying a high degree of volatility, which is expected to continue in the near term.

18.                               RISKS AND UNCERTAINTIES

Exploration, development and mining of metals involve numerous inherent risks. As such, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in the price of gold or copper and the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the US Dollar.

Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the year ended December 31, 2007. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Operating and Political Risks

The Company holds mining properties in Brazil, Argentina, Chile, Honduras, Mexico and the United States and as such is exposed to the laws governing the mining industry in those countries. The governments in those countries are currently supportive of the mining industry but changes in government regulations including taxation, the repatriation of profits, restrictions on production, export controls, environmental compliance, expropriation of property, shifts in the political stability of the country and labour unrest could adversely affect the Company and its exploration and production initiatives in these countries.

To mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Currency Risks

Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian Reais, Argentine Pesos, Chilean Pesos and to a lesser extent Canadian Dollars, Mexican Pesos and Honduran Lempiras.  Revenues are earned in US Dollars. A strengthened local currency could adversely affect the Company’s costs denominated in US Dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the US Dollar over short-term periods.

The sensitivity of the Company’s net earnings due to a 10% change in US dollar exchange rate compared to the following currencies is summarized in the table below:

	Three months ended	Six months ended
	June 30, 2008	June 30, 2008
(on 10% change in USD exchange rate)	Effect on net earnings, net of tax	Effect on net earnings, net of tax

Brazilian Real	$5,072	$17,882
Argentine Peso (on 10% increase in USD exchange rate)	$10,746	$69,180
Mexican Peso (on 10% increase in USD exchange rate)	$2,007	$14,086
Chilean Peso (on 10% increase in USD exchange rate)	$2,664	$4,823

The sensitivity of the Company’s net earnings due to a 10% change in US dollar exchange rate compared to the Mexican Peso is entirely due to the unrealized gain/(loss) arising from the foreign currency translation of monetary assets and liabilities in the balance sheet; mainly consisting of future income tax liabilities recorded in Mexican Pesos.

The Company has entered into several currency hedges to mitigate against fluctuations in the Real vis-à-vis the US Dollar as further discussed in Section “Currency Hedging”.

Commodity Risks

The mining industry is intensely competitive and is highly dependent on commodity prices. The profitability of the Company is directly related to the market price of gold, copper and silver.  A decline in the price of gold, copper or silver could negatively impact the Company’s operations.

The sensitivity of the Company’s revenues, net earnings and Adjusted Earnings due to a 10% change in commodity prices is summarized in the table below:

	For the three months ended June 30, 2008
(on 10% change in price)	Revenues	Effect on Net Earnings, net of tax	Effect on Adjusted Earnings, net of tax (i)

Gold	$22,862	$931	$931
Copper	$39,473	$57,476	$38,699
Silver	$4,937	$256	$256

	For the six months ended June 30, 2008
(on 10% change in price)	Revenues	Effect on Net Earnings, net of tax	Effect on Adjusted Earnings, net of tax (i)

Gold	$43,460	$16,606	$16,606
Copper	$59,360	$(7,607)	$25,184
Silver	$9,239	$3,530	$3,530

(i)              The effect on Adjusted Earnings excludes the impact of a movement in commodity prices on unrealized losses or gains on commodity derivative contracts.

In addition to the direct impact of changes in copper prices on revenues, net earnings are also affected by unrealized accounting gains or losses on the mark-to-market of copper derivative contracts that do not qualify for hedge accounting but provide an economic hedge (refer to Section 9 “Commodity Hedging” for details).  The impact of the sensitivity analysis on Adjusted Earnings excludes these unrealized gains or losses.

The Company has entered into several currency hedges to mitigate against fluctuations in the price of copper as further discussed in Section “Commodity Hedging Program”.

The Company has not hedged any of its gold.

Mineral reserves and resources are estimates which may differ significantly from actual mining results.

Interest Rate Risks

The Company is exposed to interest rate risk on its variable rate debt.  During the fourth quarter, the Company entered into a total of $550 million in interest rate swap agreements to convert floating rate financing to fixed rate financing over a 5 year period.  These contracts fix the rate of interest on the Company’s long-term debt at 4.50%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

Credit Risks

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.  For long-term investments credit risk represents the par value of the instruments.  For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative.  When the fair value of the instruments is positive, this is a reasonable measure of credit risk.  The Company limits credit risk by entering into derivatives with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.

Liquidity Risks

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. We mitigate liquidity risk by spreading the maturity dates of derivatives over time.

19.                               CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. The following accounting estimates are critical:

•                  Closure and reclamation costs

Closure and reclamation costs are accrued at their fair value and are estimated based on the Company’s interpretation of current regulatory requirements.

•                  Inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. The reversal is limited to the amount of the original write-down.

•                  Depletion and impairment of mineral properties

Mining interests are the most significant assets of the Company and represent capitalized expenditures related to the development of mining properties and related plant and equipment and the value assigned to exploration potential on acquisition.  Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine which they relate to, or using the straight-line method over their estimated useful lives.

The costs associated with mining properties are separately allocated to exploration potential, reserves and resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.

The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

•                  Goodwill and impairment testing

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of the reporting unit to its carrying amounts. If the carrying value of the reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

•                  Reserve estimates

The figures for reserves and resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

•                  Income taxes

Future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as the benefit of losses available to be carried forward to future years for income tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not.

•                  Purchase price allocations on business acquisitions

Purchase price allocations on business acquisitions are determined based on management’s estimates supported by an independent valuation. The preliminary allocation of the purchase prices represents management’s initial estimates. A detailed valuation is to be completed within one year of each acquisition.  It is anticipated that the final purchase price allocations may result in a change to the amounts assigned to mineral properties, a change to the value attributable to tangible assets and the identification of goodwill.

20.                               INTERNATIONAL FINANCIAL REPORTING STANDARD (IFRS) CHANGEOVER PLAN

The Company has been monitoring the deliberations and progress being made by accounting standards setting bodies and securities regulators in Canada, the United States, Chile, Brazil and other countries with respect to their plans regarding convergence to International Financial Reporting Standards (“IFRS”).

The Canadian Accounting Standards Board and the Canadian Securities Administrators (“CSA”) have recently confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011.  On February 13, 2008, the CSA confirmed that use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises.  IFRS will replace Canada’s current Generally Accepted Accounting Principles (GAAP) for those enterprises.  In Brazil, where some of the Company’s major assets are located, the Brazilian accounting standards setting body has also announced the adoption of IFRS effective January 1, 2010 for financial reporting by public companies.

In preparation for the changeover from GAAP to IFRS, the Company commenced the planning process during the second quarter of 2008.  Specific initiatives are underway and others have been planned for the transitioning from GAAP to IFRS.  Current status of the project is as follows:

Resources

•                  The company has established and staffed a senior position within the Controller organization to assume project management responsibilities for IFRS conversion.

•                  The company has selected and retained a major public accounting firm to provide technical and process management assistance for the project.

Process

•                  A diagnostic assessment of the key impact areas has been launched with an initial emphasis on the Brazilian operations.  The objective of this strategy is twofold: (i) to meet the requirements of an early changeover date in Brazil, and (ii) using the experience in Brazil to replicate the assessment process for other Yamana locations in order to achieve consistent methodology and approach.

•                  Early dialogue with the Company’s independent auditor in the issue management process is embedded in the project’s communication plan to ensure effective resolution of issues.

21.                               DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Business Conduct and Ethics, our Insider Trading Policy and Share Dealing Code, our Whistleblower Policy, our

Fraud Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable United States and Canadian securities laws. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under applicable Canadian securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In conducting its evaluation of the effectiveness of the Company’s disclosure controls and procedures, management has concluded that the Company’s disclosure controls and procedures that are in place remained effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes:

                        •                  maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company;

                        •                  providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

                        •                  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

                        •                  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

CHANGES IN INTERNAL CONTROLS

No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between June 30, 2008 and December 31, 2007 and results of operations for the period ended June 30, 2008 and June 30, 2007.

This Management’s Discussion and Analysis has been prepared as of August 6, 2008. The unaudited consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited consolidated financial statements and notes thereto for the three and six months ended June 30, 2008 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2007 and the most recent Annual Information Form for the year ended December 31, 2007 on file with the Securities Commissions of all of the provinces in Canada and the Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plant or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect,”, “budget”, “target”, “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as Brazilian Real versus the US Dollar), changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development and production time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, successful completion and operation of the ore pass at Gualcamayo, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This Management’s Discussion and Analysis uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.